Filed Pursuant to Rule 424(b)(3)
Registration No. 333-265588

J.P. MORGAN REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 11 DATED FEBRUARY 13, 2023

TO THE PROSPECTUS DATED JULY 22, 2022

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of J.P. Morgan Real Estate Income Trust, Inc., dated July 22, 2022 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of March 1, 2023;

•	to disclose the calculation of our January 31, 2023 net asset value (“NAV”) per share for each class of our common stock; and

•	to provide an update on the status of our offering; and

•	to disclose our private offering of Class E and Class I shares.

March 1, 2023 Transaction Price

The transaction price for each share class of our common stock sold in this offering for subscriptions accepted as of March 1, 2023 (and repurchases as of February 28, 2023) is as follows:

Transaction Price (per share)
Class T	$10.08
Class S	$10.08
Class D	$10.06
Class I	$10.05

As of January 31, 2022, we had not sold any Class T or Class S shares. As a result, the transaction price for our Class T and Class S shares is equal to the NAV per share for our Class E shares as of January 31, 2022. Class E shares are not sold as a part of this offering. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

January 31, 2023 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.jpmreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

The following table provides a breakdown of the major components of our NAV as of January 31, 2023 ($ and shares in thousands):

Components of NAV	January 31, 2023
Investments in real estate	$201,178
Investments in real estate debt	16,825
Investments in real estate-related securities	1,842
Cash and cash equivalents	7,591
Restricted cash	134
Other assets	6,437
Debt obligations	(151,143)
Other liabilities	(4,998)
Subscriptions received in advance	(1,546)
Stockholder servicing fees payable the following month(1)	*
Non-controlling interests in consolidated joint ventures	(2,382)
JPMIM mandatorily redeemable Class E units(2)	(45,857)

Net Asset Value	$28,081

Number of outstanding shares of common stock	2,787

*	Represents less than $1,000.
(1)

Stockholder servicing fees only apply to Class T, Class S and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of January 31, 2023, we have accrued under GAAP approximately $6,545 of stockholder servicing fees payable to the Dealer Manager related to the Class D shares sold.

(2)

Represents Class E units in the Operating Partnership held by J.P. Morgan Investment Management Inc. (the “Adviser” or “JPMIM”) that are mandatorily redeemable and only subject to delays to the continuous obligation to ultimately redeem the Class E units once sufficient availability exists under the share repurchase agreements. Therefore, the Class E units held by JPMIM are classified as a liability pursuant to ASC 480 Distinguishing Liabilities From Equity and are presented as “JPMIM mandatorily redeemable Class E units” at the initial funding amount received, which is equivalent to fair value at the issuance dates. Subsequently, the JPMIM mandatorily redeemable Class E units are carried at their cash redemption value as if the units were repurchased or redeemable at the reporting date, which equals NAV per unit of $10.08.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of January 31, 2023 ($ and shares in thousands, except per share data):

	Class D Shares	Class I Shares	Class E Shares	Total
Net asset value attributable to common stockholders	$89	$4,098	$23,894	$28,081
Number of outstanding shares	9	408	2,370	2,787

NAV per share	$10.06	$10.05	$10.08

Consistent with our disclosure in the Prospectus regarding our NAV calculation, our investments in real estate are initially valued at cost and we valued our investment in real estate debt which approximates cost. In the future, as we establish new values for our investments, we will provide information on the key assumptions used in the discounted cash flow methodology and a sensitivity analysis related thereto.

Status of our Current Public Offering

Our public offering was declared effective by the SEC on July 22, 2022, and we are currently offering on a continuous basis up to $5.0 billion in shares of our common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold 1,168,373 Class I and 22,131 Class D shares in the primary offering for total proceeds of approximately $12 million. We have issued 1,090 Class I shares and 24 Class D shares for total proceeds of approximately $11 thousand pursuant to our distribution reinvestment plan. As of the date hereof, we have not sold in this offering any Class S or Class T shares. We intend to continue selling shares in the public offering on a monthly basis.

Private Offering of Class E and Class I shares

We are conducting a private offering of Class E and Class I shares, which is separate from the Initial Capitalization. The aggregate purchase price paid by each investor in this private offering will be allocated equally to the purchase of Class E shares and Class I shares. The shares pursuant to this private offering are available for purchase only by investors that qualify as “accredited investors,” as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act, and that satisfy all other investor suitability requirements that we may establish.

3